July 22, 2024

Via Edgar Transmission

Ms. Rebekah Reed/ Mr. Dietrich King

Securities and Exchange Commission

Division of Corporation Finance

Office of Trade & Services

Washington, D.C. 20549

Re:	Star Fashion Culture Holdings Limited Amendment No. 1 to Registration Statement on Form F-1 Filed July 3, 2024 File No. 333-280198

Dear Ms. Reed/Mr. King:

As counsel for the Company and on its behalf, this letter is being submitted in response to the letter dated July 11, 2024 from the Securities and Exchange Commission (the “Commission”) in which the staff of the Commission (the “Staff”) commented on the above-referenced Registration Statement on Form F-1 (the “Form F-1”).

For the Staff’s convenience, the Staff’s comment has been stated below in its entirety, with the Company’s response set out immediately underneath such comment.

Amendment No. 1 to Registration Statement on Form F-1 filed July 3, 2024

Compensation page 100

1.	Please update your executive compensation information for your fiscal year ended June 30, 2024. Refer to Item 6.B of Form 20-F.

Response: We respectfully advise the Staff that we have updated the disclosure on page 100 to disclose the above.

Taxation

Cayman Islands Taxation, page 115

2.	We note your response to prior comment 5 and reissue. Please revise to state clearly that the disclosure in the Cayman Islands tax consequences section of the prospectus is the opinion of your Cayman Islands counsel, as required by Section III.B.2 of Staff Legal Bulletin No. 19 in light of the "short-form" tax opinion filed as Exhibit 8.1 to the registration statement. Your revisions indicating that Ogier "has advised [you]" of certain tax consequences do not constitute a clear statement that the disclosure in this section is their opinion

Response: We respectfully advise the Staff that we have updated the disclosure on page 115 to state clearly that the disclosure in the Cayman Islands tax consequence section of the prospectus is the opinion of Ogier.

General

3.	Please update your financial statements, or file as an exhibit to the filing the necessary representations as to why such update is not required. Refer to Item 8.A.4 of Form 20-F and Instruction 2 thereto.

Response: We respectfully advise the Staff that we have filed as exhibit 99.8 the Request for Waiver and Representation under Item 8.A.4 of Form 20-F.

Please contact the undersigned at (852) 3923-1188 if you have any questions with respect to the responses contained in this letter.

Sincerely,

/s/ Lawrence S. Venick
Lawrence S. Venick

Direct Dial: +852.3923.1188
Email: lvenick@loeb.com

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